CREAM MINERALS LTD.

(an exploration stage company)

CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2005 and 2004

(The Company’s independent auditor has not performed a review of these consolidated financial statements)

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Interim Balance Sheets
	September 30,	March 31,
	2005	2005

Assets

Current assets
Cash and cash equivalents	$ 79,989	$ 93,084
Taxes recoverable	14,232	7,975
Due from related parties (Note 4)	--	162,025
Prepaid expenses and accounts receivable	15,578	9,839
	109,799	272,923

Mineral property interests (see schedule) (Note 2)	1,045,907	705,730
Plant and equipment	56,268	58,930
Investments	56,704	56,705
Reclamation bonds	32,884	32,883

	$ 1,301,562	$ 1,127,171

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$ 30,384	$ 24,942
Accounts payable, related parties (Note 4)	343,401	113,608
	373,785	138,550

Shareholders’ equity
Share capital (Note 3)	17,794,106	17,010,613
Share subscriptions	--	429,217
Contributed surplus	733,340	589,343
Deficit	(17,599,669)	(17,040,552)
	927,777	988,621

	$ 1,301,562	$ 1,127,171
Subsequent events (Note 5)

See accompanying notes to consolidated interim financial statements.

Approved by the Directors

“Robin Merrifield”

“Frank A. Lang”

Robin Merrifield

Frank A. Lang

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Interim Statements of Operations and Deficit

	Three Months Ended September 30,		Six Months Ended September 30,
	2005	2004	2005	2004

Expenses
Amortization	$ 3,756	$ --	$ 10,073	$ --
Foreign exchange	4,540	8,977	2,418	6,451
Legal, accounting and audit	12,242	10,146	12,242	21,134
Management fees	7,500	7,500	15,000	15,000
Office and administration	30,952	30,879	71,085	37,219
Property investigations	--	21,039	--	21,091
Salaries and benefits	27,865	16,927	61,104	40,299
Shareholder communications	47,884	39,986	106,883	69,739
Stock-based compensation	107,668	46,557	137,319	148,984
Travel and conferences	--	2,852	40,375	9,430
Write-down of mineral property interests	59,653	--	172,697	--
Recovery of value added taxes	(69,841)	--	(69,841)	--
Interest and other income	(49)	(3,711)	(238)	(4,284)
	232,170	181,152	559,117	365,063

Loss for the period	232,170	181,152	559,117	365,063

Deficit, beginning of period	17,367,499	14,409,460	17,040,552	14,225,549

Deficit, end of period	$ 17,599,669	$ 14,590,612	$ 17,599,669	$ 14,590,612

Loss per share, basic and diluted	$ 0.01	$ 0.01	$ 0.02	$ 0.01

Weighted average number of common shares outstanding – basic and diluted	31,974,111	28,511,769	31,690,599	28,430,900
Number of common shares outstanding at end of period	32,326,276	28,930,659	32,326,276	28,930,659

See accompanying notes to consolidated interim financial statements.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Interim Statements of Cash Flows

	Three Months Ended September 30,		Six Months Ended September 30,
	2005	2004	2005	2004

Cash provided by (used for):

Operations
Loss for the period	$ (232,170)	$ (181,152)	$ (559,117)	$ (365,063)
Items not involving cash
Amortization	3,756	--	10,073	--
Stock-based compensation	107,668	46,557	137,319	148,984
Write-down of mineral property interests	59,653	--	172,697	--
Changes in non-cash working capital
Accounts receivable and prepaids	(8,408)	(1,517)	(5,739)	17,663
Due to/from related parties	181,927	(32,578)	391,818	(122,319)
Taxes recoverable	8,814	18,776	(6,257)	(14,222)
Accounts payable and accrued liabilities	7,145	(27,635)	5,442	81
	128,385	(177,549)	146,236	(334,876)

Investing activities
Mineral property interests
Acquisition costs (recovery)	4,473	(11,346)	7,571	(32,427)
Exploration and development costs	(111,250)	(154,473)	(476,600)	(529,061)
Equipment purchases	(53)	(13,981)	(7,411)	(30,560)
Reclamation bonds	--	--		(3,000)
	(106,830)	(179,800)	(476,440)	(595,048)

Financing activities
Common shares issued for cash	48,660	140,000	317,109	186,250

Increase (decrease) in cash and cash equivalents during the period	70,215	(217,349)	(13,095)	(743,674)

Cash and cash equivalents, beginning of period	9,774	653,727	93,084	1,180,052

Cash and cash equivalents, end of period	$ 79,989	$ 436,378	$ 79,989	$ 436,378

Supplemental information
Adjustment to contributed surplus for stock option exercises	$ --	$ --	$ --	$ 8,102
Shares issued for mineral property interests	$ 2,667	$ 5,583	$ 37,167	$ 76,083
Stock-based compensation included in mineral property interests	$ 4,473	$ 5,515	$ 6,678	$ 17,648

See accompanying notes to consolidated interim financial statements.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the six months ended September 30, 2005 and 2004

(expressed in Canadian dollars)

1.

Going concern and nature of operations:

The accompanying financial statements for the interim periods ended September 30, 2005 and 2004, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented.  The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year.  These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s audited financial statements for the year ended March 31, 2005.

Cream Minerals Ltd. (the “Company”) is incorporated in the Province of British Columbia under the Business Corporations Act of British Columbia, and its principal business activity is the exploration and development of mineral properties.

These financial statements are prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business.  Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.  The Company has a working capital deficiency as at September 30, 2005, of $263,986, which includes a balance

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company’s ability to operate as a going concern.  Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements and non-compliance regulatory requirements.

2.

Mineral property interests:

Goldsmith property

The Company holds an option to acquire a 100% interest in the Goldsmith property located near Kaslo, British Columbia.  The option agreement calls for the issuance of 200,000 common shares (150,000 issued) and cash payments totalling $110,000 ($15,000 paid) over six years.  The optionors will retain a 2% net smelter return royalty (“NSR”) on all metals.  Cream has the right to reduce the NSR to 1.0% by the payment of $1,000,000 to the Optionor at any time up to and including the commencement of commercial production.  The Goldsmith property is comprised of the Goldsmith property and the Lucky Jack claims.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the six months ended September 30, 2005 and 2004

(expressed in Canadian dollars)

2.

Mineral property interests (continued):

Lucky Jack claims

The Company entered into an option agreement to acquire a 100% interest in the Lucky Jack mineral claims located near Kaslo, British Columbia.  The option agreement calls for the issuance of 200,000 common shares (150,000 issued) and payments totalling $110,000 ($15,000 paid) over 6 years.  The optionor will retain a 2% NSR royalty on all metals.  Cream has the right to reduce the NSR to 1.0% by the payment of $1,000,000 to the Optionor at any time up to and including the commencement of commercial production.

Trout Claim Group

The Company has entered into an agreement with ValGold Resources Ltd. (“ValGold”) and Sultan Minerals Inc. (“Sultan”) to option two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the “Trout Claim Group”) and encompassing an area of 256 hectares.  The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group, which is held by the optionees and currently under option to BHP Billiton Diamonds Inc. (“BHP Billiton”).

Under the terms of the agreement the optionees have agreed to make total cash payments of $110,000 ($36,667 each of Sultan, ValGold and the Company) ($10,000 paid) and issue 200,001 common shares (66,667 shares in the capital of each of Sultan, ValGold, and the Company) (33,334 issued) to the optionor before July 2007.  In addition, the optionees must also incur exploration expenses and activities of no less than $5,000 by July 2005, $50,000 cumulative prior to July 2006 and $250,000 cumulative prior to July 2007.  A cash payment for the value of all mineral property payments, including cash and the market value of shares issued, has been received from BHP Billiton.

3.

Share capital:

Authorized

Unlimited number of common shares without par value.

Issued and fully paid

	Number of shares	Amount

Balance, March 31, 2005	29,690,659	$ 17,010,613
Shares issued for mineral properties and other
Lucky Jack Claims	50,000	17,500
Finders’ fees	32,350	--
Goldsmith Claims	50,000	17,000
Trout Claim Group	16,667	2,667
Shares issued for cash
Private placement less share issue costs	2,000,000	697,666
Options exercised	486,600	48,660
Balance, September 30, 2005	32,326,276	$ 17,794,106

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the six months ended September 30, 2005 and 2004

(expressed in Canadian dollars)

3.

Share capital (continued):

Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The Company may issue up to 6,405,655 common shares under the plan.  At September 30, 2005, 4,028,300 stock options have been granted and are outstanding, exercisable for up to five years.  The stock option plan provides for vesting of 25% on the date of grant and 25% every six months thereafter.

The following table summarizes information on stock options outstanding at September 30, 2005:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life
$0.15	724,000	2.57 years
$0.30	600,000	4.02 years
$0.54	1,219,300	3.22 years
$0.165	1,485,000	4.90 years

Share purchase warrants

As at September 30, 2005, the following share purchase warrants issued in connection with private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Date
2,032,350	$0.45	April 18, 2006

1,200,000 warrants with an exercise price of $0.45 expired unexercised on April 19, 2005.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the six months ended September 30, 2005 and 2004

(expressed in Canadian dollars)

4.

Related party transactions and balances:

	Six months ended September 30,
	2005	2004
Services rendered during the period:
LMC Management Services Ltd. (a)	$ 141,102	$ 92,061
Lang Mining Corporation (b)	15,000	15,000
Director (c)	43,179	65,504
Legal fees	10,896	20,988

	September 30, 2005	March 31, 2005
Balances receivable from:
Casierra Project Advances	$ --	$ 162,025

Balances payable to (e):
Casierra Project Payables	56,232	--
Directors	198,038	52,204
LMC Management Services Ltd.	69,244	53,306
Legal fees	19,886	8,278
	$ 343,400	$ 113,608

(a)

Management, administrative, geological and other services are provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies with one common director, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by the President of the Company.  Lang Mining provides management services at a rate of $2,500 per month for the services of the president and chairman of the Company.

(c)

The president of the Company holds approximately 33% of the issued and outstanding shares of Casierra Diamond Fund Inc., incorporated in British Columbia and its subsidiary company, Casierra Diamond Corporation, also incorporated in British Columbia, which hold an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.  Three other directors of the Company hold collectively less than 0.017% of the issued and outstanding shares of Casierra Diamond Fund Inc.

(d)

Legal fees were paid to a law firm of which a director is an associate counsel.

(e)

Fees were paid to a director at a rate of US$2,000 per month for administrative services and US$250 per day for geological services.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the six months ended September 30, 2005 and 2004

(expressed in Canadian dollars)

4.

Related party transactions and balances (continued):

(f)

The Company’s investments in public companies include shares of Sultan Minerals Inc., Emgold Mining Corporation and ValGold Resources Ltd., companies with directors and management in common with the Company. The Company also holds interests in the Stephens Lake Property jointly with Sultan Minerals Inc. and ValGold Resources Ltd.

(g)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand.

5.

Subsequent events:

Subsequent to September 30, 2005:

(a)

250,000 stock options were exercised at a price of $0.165 to acquire 250,000 common shares; and

(b)

500,000 stock options were granted to an officer and director of the Company at a price of $0.215 per share, expiring October 28, 2010.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the six months ended September 30, 2005

(expressed in Canadian dollars)

6.

Mineral property acquisition and development costs:

Six months ended Sept 30, 2005	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Stephens Lake Property, Manitoba	Fenix Property, Mexico	Nuevo Milenio Property, Mexico	Total September 30, 2005
Acquisition costs
Balance, beginning of period	$ 80,000	$ 4,976	$ 285,768	$ 13,768	$ --	$ --	$ 384,512
Incurred (recovered) during the period	--	829	36,012	(8,957)	--	--	27,884
Write-down of mineral property interests	--	--	--	--	--	--	--
Balance, end of period	80,000	5,805	321,780	4,811	--	--	412,396

Exploration and development costs
Incurred during the period
Airborne surveys	13,054	--	--	--	--	--	13,054
Assays and analysis	--	--	1,616	--	2,111	1,370	5,097
Drilling	18,172	--	--	--	8,791	508	27,471
Geological and geophysical	183,259	(57)	7,847	2,172	41,343	11,503	246,067
Site activities	41,554	236	490	87	40,628	38,040	121,035
Stock based compensation	--	--	5,232	--	1,446	--	6,678
Travel and accommodation	37,115	--	1,516	--	18,723	8,234	65,588
	293,154	179	16,701	2,259	113,042	59,655	484,990
Balance, beginning of period	107,536	52,005	152,720	8,956	--	1	321,218
Write-down of mineral property interests	--	--	--	--	(113,042)	(59,655)	(172,697)
Balance, end of period	400,690	52,184	169,421	11,215	--	1	633,511
Total Mineral Property Interests	$ 480,690	$ 57,989	$ 491,201	$ 16,026	$ --	$ 1	$ 1,045,907

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the six months ended September 30, 2005 and 2004

(expressed in Canadian dollars)

6.

Mineral property acquisition and development costs (continued):

Year ended March 31, 2005	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Stephens Lake Property, Manitoba	Fenix Property, Mexico	Nuevo Milenio Property, Mexico	Total March 31, 2005
Acquisition costs
Balance, beginning of year	$ --	$ 1,445	$ 155,664	$ 30,042	$ --	$ --	$ 187,151
Incurred (recovered) during the year	80,000	3,531	130,104	(16,274)	70,536	--	267,897
Write-down of mineral property interests	--	--	--	--	(70,536)	--	(70,536)
Balance, end of year	80,000	4,976	285,768	13,768	--	--	384,512

Exploration and development costs
Incurred during the year
Assays and analysis	--	363	21,139	--	11,980	35,752	69,234
Drilling	11,170	38,110	4,822	--	77,589	134,382	266,073
Geological and geophysical	31,122	6,038	40,210	3,517	30,831	71,318	183,036
Site activities	20,666	1,690	2,755	1,205	201,497	83,135	310,948
Stock based compensation	--	--	15,929	--	30,116	15,163	61,208
Travel and accommodation	44,578	5,156	8,054	--	50,399	45,518	153,705
	107,536	51,357	92,909	4,722	402,412	385,268	1,044,204
Balance, beginning of year	--	648	59,811	4,234	--	1,137,763	1,202,456
Write-down of mineral property interests	--	--	--	--	(402,412)	(1,523,030)	(1,925,442)
Balance, end of year	107,536	52,005	152,720	8,956	--	1	321,218
Total Mineral Property Interests	$ 187,536	$ 56,981	$ 438,488	$ 22,724	$ --	$ 1	$ 705,730